UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 September 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Bringing people and resources together to build a better world Notice of Meeting 2026 BHP

15 September 2026 Dear Shareholders, I am pleased to invite you to the 2026 Annual General Meeting (AGM) of BHP Group Limited (BHP). The AGM will be held on Thursday 22 October 2026 at 10:00am (Sydney time). For those shareholders not able to join us in person, we invite you to participate in the meeting by submitting questions and your proxy vote in advance of the meeting. You may also watch the webcast live online at bhp.com/agm. Details can be found in this Notice of Meeting. BHP delivered strong operational and financial results in FY2026 and we continued to position your business to create value for you into the future. We achieve nothing if it is not done safely. Our achievements were overshadowed in July by the loss of our contractor colleague who was fatally injured at BHP Mitsubishi Alliance’s Peak Downs mine in Queensland. I offer my condolences to their family, friends and colleagues. Safety is our highest priority and we are determined to continue our efforts to eliminate fatalities and serious injuries at BHP. As a Board, we remain focused on ensuring that safety, culture and capability, capital discipline, and the development of our world-class portfolio and social value continue to be our strategic priorities. BHP Group Limited Invitation from the Chair ABN 49 004 028 077 is registered in Australia Registered office: 171 Collins Street, Melbourne, Victoria, 3000, Australia To view our 2026 reporting suite visit bhp.com Annual Report 2026 Economic Contribution Report 2026 Modern Slavery Statement 2026 ESG Standards and Databook 2026 Cover photo Jimblebar, Australia

BHP has a portfolio of large, long-life and low-cost assets in attractive commodities, and a compelling pipeline of growth options in copper, potash and iron ore. We know you have made an active choice to invest in BHP and we steward that investment carefully. Our Capital Allocation Framework supports disciplined investment decisions, helps maintain a strong balance sheet and provides for a minimum dividend payout ratio of 50 per cent of underlying attributable profit at every reporting period. For FY2026, your Board determined dividends totaling 172 US cents per share. This represents a total distribution to shareholders of US$8.7 billion, or 66 per cent of underlying attributable profit and is our highest full year dividend in four years. This year also marked an important leadership transition. Mike Henry retired as Chief Executive Officer after six and a half years leading BHP, and Brandon Craig became Chief Executive Officer on 1 July 2026. We thank Mike for his outstanding contribution and leadership. Brandon brings deep experience across BHP’s commodities and regions and a clear vision on how we can accelerate performance and drive programmatic growth. The Board is excited for the next era under his leadership. Our structured approach to Board renewal continues. On 1 June 2026, we welcomed Mark Vassella as a Non-executive Director. Mark brings extensive global steel industry experience and a strong focus on global resource development, values-based leadership and relationships with people and communities. As we enter FY2027, we remain confident in the demand for our core commodities and in the strength of our growth program, supported by the long term trends shaping the world, including industrialisation, urbanisation, digitalisation, the energy transition, population growth and food security. BHP is in great shape and well placed to seize the opportunities ahead. I am confident we can continue to create value for you for many years to come.” BHP is in great shape and well placed to seize the opportunities ahead. I am confident we can continue to create value for you for many years to come. Board recommendation The Board considers that Items 2 to 11, 13 and 14 are in the best interests of BHP shareholders and recommends you vote in favour of those Items. As the Directors have a personal interest in the subject of Item 15, the Directors have abstained from making a recommendation to shareholders in relation to that Item. Item 12 relates to the election of an external candidate, Mr Stephen Mayne, as a Director of BHP. Mr Mayne has nominated himself for election as a Director of BHP. Following consideration of Mr Mayne’s nomination, the Board does not consider his election as a Director of BHP to be in the best interests of BHP shareholders and recommends that you vote against this Item. The Board’s reasons for this recommendation are set out in the Explanatory Notes to Item 12. Thank you for your continued support of BHP. I encourage you to join us at the AGM and look forward to meeting with many of our shareholders in person on the day. Yours sincerely Ross McEwan Chair Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 1

2 **BHP** Notice of Meeting 2026

Our performance summary

Resilience and growth

Total economic contribution[1]

US$50.8bn

This includes payments to governments of US$12.4 billion. BHP remains one of the largest corporate taxpayers in Australia and Chile.

World's largest copper producer

Copper contributed more than half of our Underlying EBITDA for the first time and we produced ~2 Mt of copper for the second consecutive year.

Record iron ore production

WAIO remained the lowest-cost major iron ore producer globally for the seventh consecutive year.

Steelmaking coal production lift

BMA has steadily improved operational performance and value chain stability, with production increasing ~10 per cent over the past two years.

First potash on track for mid-CY2027

Jansen Stage 1 is 84 per cent complete. Jansen is a world-class asset and is expected to operate at the low end of the cost curve when fully ramped up.

1. For more information on our total economic contribution, refer to the BHP Economic Contribution Report 2026.

Invitation from the Chair | Notice of Annual General Meeting | Explanatory Notes | Participating and Voting | 3

Attributable profit

US$9.8bn

FY2025: US$9.0 bn

Underlying earnings per share[1]

260.0USc

FY2025: 200.2 USc

Dividend per share

172USc

FY2025: 110 USc

Operational greenhouse gas emissions[2]

↘33%

on FY2020 baseline

1. For more information on Non-IFRS Financial Information refer to OFR 8 in the BHP Annual Report 2026.
2. Baseline year and performance data adjusted (refer to Sustainability Report Table 6a in the BHP Annual Report 2026 for the basis of our adjustments).

High potential injury frequency (HPIF)

Per million hours worked[4]

FY2026	0.07
FY2025	0.09
FY2024	0.11
FY2023	0.18
FY2022	0.14

↘27%

on FY2025

Fatalities

FY2026: **0**

FY2025: **0**

Employees	0.01[3]
Contractors	0.02[3]

Total recordable injury frequency (TRIF)

Per million hours worked[4]

FY2026	4.5
FY2025	4.5
FY2024	4.8
FY2023	4.4
FY2022	4.1

Employees	1.06[3]
Contractors	0.82[3]

Total recordable occupational illness frequency (TROIF)

Per million hours worked[4]

FY2026	3.0
FY2025	3.0
FY2024	2.7
FY2023	3.1
FY2022	2.5

Employees	5.08[4]
Contractors	1.75[4]

3. Frequency rate based on number of employee or contractor injuries (either high potential injuries (HPIs) or total recordable injuries (TRIs)) per 200,000 hours worked.
4. Frequency rate based on combined total number of employee and contractor injuries/illnesses (either HPIs, TRIs or occupational recordable illnesses (ORIs)) per 1 million hours worked.

Notice is given that the 2026 Annual General Meeting (AGM) of BHP Group Limited (BHP) will be held at Sydney Showground, Exhibition Hall 5, 1 Showground Road, Sydney Olympic Park, New South Wales on Thursday 22 October 2026, starting at 10:00am (Sydney time). If it is necessary or appropriate for BHP to make changes to the AGM arrangements or to give further updates, information will be provided on BHP’s website and lodged with the relevant stock exchanges. The Explanatory Notes and information about participating and voting form part of this Notice of Meeting and provide important information regarding the Items of business to be considered at the AGM. Item 1 Financial Statements and statutory reports To consider the Financial Statements for BHP Group Limited, the Sustainability Report, and reports of the Directors and the Auditor for the year ended 30 June 2026. Items 2 to 11 Election and re-election of Board endorsed Directors Item 2 To elect Brandon Craig as a Director of BHP Group Limited. Item 3 To elect Mark Vassella as a Director of BHP Group Limited. Item 4 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited. Item 5 To re-elect Gary Goldberg as a Director of BHP Group Limited. Item 6 To re-elect Michelle Hinchliffe as a Director of BHP Group Limited. Item 7 To re-elect Don Lindsay as a Director of BHP Group Limited. Notice of Annual General Meeting 4 BHP Notice of Meeting 2026 Items of business

Item 8 To re-elect Ross McEwan as a Director of BHP Group Limited. Item 9 To re-elect Christine O’Reilly as a Director of BHP Group Limited. Item 10 To re-elect Catherine Tanna as a Director of BHP Group Limited. Item 11 To re-elect Dion Weisler as a Director of BHP Group Limited. Item 12 Election of external non-Board endorsed candidate To elect Stephen Mayne, an external candidate nominated for election, as a Director of BHP Group Limited. The Board recommends shareholders vote against Item 12. Item 13 Adoption of the Remuneration Report To adopt the Remuneration Report for BHP Group Limited for the year ended 30 June 2026. This is a non-binding advisory vote. A voting exclusion applies to this resolution. Item 14 Approval of equity grants to the Chief Executive Officer To approve the grant of awards to the Chief Executive Officer, Brandon Craig, under BHP’s Cash and Deferred Plan and Long Term Incentive Plan as set out in the Explanatory Notes to this Notice of Meeting. A voting exclusion applies to this resolution. Item 15 Renewal of approval of potential leaving entitlements To approve, for all purposes, including sections 200B and 200E of the Corporations Act 2001 (Cth) (Corporations Act), the giving of benefits to any current or future holder of a managerial or executive office in BHP Group Limited or a Group entity to which sections 200B and 200E of the Corporations Act apply, in connection with the person ceasing to hold that office, as set out in the Explanatory Notes to this Notice of Meeting. A voting exclusion applies to this resolution. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 5

Item 1 Financial Statements and statutory reports The Corporations Act requires BHP to lay before the AGM its Financial Report, Sustainability Report, Directors’ Report and Auditor’s Report for the financial year ended 30 June 2026. This Item does not require a vote, but shareholders as a whole will be given a reasonable opportunity to ask questions or make comments about the management of BHP. Ernst & Young (EY), BHP’s Auditor, will also be present at the meeting. Shareholders as a whole will be given a reasonable opportunity to ask EY questions about the conduct of the audit, the preparation and content of the Auditor’s Report, the accounting policies adopted by BHP in relation to the preparation of the Financial Statements and Sustainability Report, and the independence of the Auditor in relation to the conduct of the audit. The reports are contained in BHP’s Annual Report 2026, available on BHP’s website at bhp.com/annualreport Items 2 to 11 Election and re-election of Board endorsed Directors Brandon Craig and Mark Vassella are seeking election by shareholders for the first time, having each been appointed as Directors after the 2025 AGM. Brandon was appointed Chief Executive Officer and Director of BHP effective 1 July 2026. Mark was appointed Non-executive Director of BHP effective 1 June 2026. Brandon and Mark retire as required by rule 88 of BHP’s Constitution and being eligible, offer themselves for election as Directors. Under BHP’s Constitution, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, the Board has adopted a policy under which all Non-executive Directors must seek re-election annually. Accordingly, the remaining Non-executive Directors retire and submit themselves for re-election. The Board annually reviews the performance of each Director seeking re-election at the AGM. The Nomination and Governance Committee has also reviewed the composition of the Board. Based on these reviews and for the reasons outlined on the following pages, the Board considers all Directors seeking re-election demonstrate commitment to their role. The contribution of each Board endorsed Director is and continues to be important to BHP’s long-term sustainable success. The Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. All Non-executive Directors have been determined by the Board to be independent, on the basis that they are free of any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party. The Corporate Governance Statement 2026, available on BHP’s website at bhp.com/annualreport, contains more information on the independence of Non-executive Directors. The biographical details, relevant qualifications, experience and skills of each Board endorsed Director standing for election or re-election are set out on the following pages. The Board (with the relevant Director seeking election or re-election abstaining) recommends shareholders vote in favour of Items 2 to 11 for the reasons set out on the following pages. 6 BHP Notice of Meeting 2026 Explanatory Notes

Item 2 Brandon Craig Bachelor of Science Engineering (Mechanical), MBL Appointment Executive Director and Chief Executive Officer since 1 July 2026 President Americas to 30 June 2026 Skills and experience Brandon Craig has over 25 years’ experience in the mining industry, spanning operational and corporate leadership roles at BHP across a diverse portfolio of commodities and geographies. Brandon joined BHP in 1999 and was appointed Chief Executive Officer from 1 July 2026. Brandon brings deep operational and commercial expertise, with a strategic focus on advancing BHP’s high quality growth options – particularly in copper and potash – in line with the Company’s long-term strategy and its role in supporting global economic growth, electrification and food security. Brandon is committed to fostering a safe, high performance culture and an inclusive workplace where people are empowered at every level through the BHP Operating System. Most recently, Brandon was President Americas and was responsible for BHP’s growth strategy and performance in future facing commodities across Canada, the United States and South America. Prior to this, as Asset President of BHP’s Western Australia Iron Ore business, Brandon strengthened operational performance across the integrated system of mines, rail and port operations and increased BHP’s lead as the lowest cost, highest margin major iron ore producer in the world. Brandon is committed to building constructive relationships through engagement with governments, Indigenous partners, community stakeholders and business partners in the jurisdictions where BHP operates to deliver mutual benefit and long-term value for shareholders. Prior to his appointment, BHP undertook appropriate background and experience checks on Brandon. Item 3 Mark Vassella Bachelor of Commerce, MBA Appointment Independent Non-executive Director since June 2026 Skills and experience Mark Vassella has over 40 years’ experience in the global steel industry and materials value chain. Mark was the Chief Executive Officer and Managing Director of BlueScope Steel Limited from January 2018 to January 2026 which included global operations across Australia, New Zealand, North America and Asia. Mark started in the steel industry as a cadet at BHP Newcastle in NSW in the early 1980s. He has held various general manager, leadership and global executive roles in Australia, the United Kingdom and the United States. He was also a member of the World Steel Association Board. Mark is recognised for expertise running large scale industrial operations within the resources and materials value chain, and his leadership in building constructive relationships with governments, Indigenous partners, community stakeholders and business partners. He brings a strong focus on safety, decarbonisation and capital allocation discipline. Prior to his appointment, BHP undertook appropriate background and experience checks on Mark. Current appointments Nil. Committee membership People and Remuneration Committee Sustainability Committee Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 7

Item 4 Xiaoqun Clever-Steg Diploma in Computer Science and International Marketing, MBA Independent Non-executive Director Appointment Independent Non-executive Director since October 2020 Skills and experience Xiaoqun Clever-Steg has over 20 years’ experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation. Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE, Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China. Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board’s review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce greenhouse emissions and support the energy transition. Current appointments Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020), Non-executive Director of Straumann Group (since April 2024) and on the Supervisory Board of Infineon Technologies AG (since February 2020). Committee membership Risk and Audit Committee Item 5 Gary Goldberg Bachelor of Science (Mining Engineering), MBA Independent Non-executive Director and Senior Independent Director Appointment Independent Non-executive Director since February 2020 Senior Independent Director since December 2020 Skills and experience Gary Goldberg has over 40 years’ global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019) and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a Non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, Co-Chair of the World Economic Forum Mining and Metals Industry community, and Chair of the National Mining Association in the United States. Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally. Current appointments Gary is a Director of Imperial Oil Limited (since May 2023). Committee membership Sustainability Committee Nomination and Governance Committee Explanatory Notes continued 8 BHP Notice of Meeting 2026

Item 6 Michelle Hinchliffe Bachelor of Commerce, FCA, ACA Independent Non-executive Director Appointment Independent Non-executive Director since March 2022 Skills and experience Michelle Hinchliffe has over 20 years’ experience as a partner in KPMG’s financial services division. Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG’s financial services practice in Australia and was a member of the KPMG Australia Board. Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and Africa. Her financial expertise and audit experience across a range of industries and businesses, including in Australia, bring insights to the Board on BHP’s assessment of risk, returns and its long-term capital plan to create financial strength and support BHP’s future growth. Current appointments Michelle is a Non-executive Director of BAE Systems plc (since September 2026), Santander UK Group Holdings Plc and various subsidiaries (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022). Committee membership Risk and Audit Committee (Chair) Nomination and Governance Committee Item 7 Don Lindsay Bachelor of Science (Hons), MBA Independent Non-executive Director Appointment Independent Non-executive Director since May 2024 Skills and experience Don Lindsay has more than 40 years’ global experience, including in mining and resource development, financial markets, transformational leadership, growth and value creation. Don was the President and Chief Executive Officer of Teck Resources Limited (from 2005 to 2022) and prior to that, worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don also served as Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the Business Council of Canada and Chair of the International Council on Mining and Metals and Chair of the Invictus Games Vancouver-Whistler 2025 (from November 2022 to July 2025). Don brings extensive experience in global resource development, as well as sustainability, community health, safety and global education and business forums. His technical and management experience across a range of commodities and mining jurisdictions brings a unique understanding of prospective resources, cost of development and operations and the assessment of opportunities to strengthen the portfolio of world-class assets. Current appointments Don is Chair of the Board of Manulife Financial Corporation (since February 2023) and Trans Mountain Corporation (since February 2026). Committee membership Risk and Audit Committee Sustainability Committee Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 9

Item 8 Ross McEwan Bachelor of Business Chair and Independent Non-executive Director Appointment Independent Non-executive Director since April 2024 Chair since 31 March 2025 Skills and experience Ross McEwan has over 30 years’ global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments. Ross was Chief Executive Officer of National Australia Bank (from 2019 to April 2024) and Group Chief Executive Officer of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia/AXA New Zealand. Ross has also been Lead Independent Director of Reece Limited (from October 2024 to June 2025) and a Non-executive Director of QinetiQ Group Plc (from March 2024 to July 2025). Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in value creation, capital allocation and delivering operational excellence. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective on critical strategic issues. He has a deep understanding of organisational transformation and technology as a driver of change. Current appointments Ross is currently a Non-executive Director of Ruminant Biotech Corp Limited (since June 2021). Committee membership Nomination and Governance Committee (Chair) Item 9 Christine O’Reilly Bachelor of Business Independent Non-executive Director Appointment Independent Non-executive Director since October 2020 Skills and experience Christine O’Reilly has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy. Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Stockland Limited (from August 2018 to October 2024), Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018). Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long-dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board. Current appointments Christine is currently Chair of Australia Pacific Airports Corporation (since October 2024), a Non-executive Director of Australia and New Zealand Banking Group (since November 2021) and a Non-executive Director (since November 2023) and Deputy Chair of Infrastructure Victoria (since March 2024). Committee membership People and Remuneration Committee (Chair) Nomination and Governance Committee Risk and Audit Committee Explanatory Notes continued 10 BHP Notice of Meeting 2026

Item 10 Catherine Tanna Bachelor of Laws, Honorary Doctor of Business Independent Non-executive Director Appointment Independent Non-executive Director since April 2022 Skills and experience Catherine Tanna has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors. Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021), the Advisory Board of Fujitsu Australia (from February 2022 to April 2025) and a Director of the Business Council of Australia (from 2016 to 2021). Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine’s experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators provides unique insight and input to the Board. Current appointments Catherine is a Non-executive Director of Tennis Australia (since December 2025), and Bechtel Corporation (since May 2023) and Chair of Bechtel Australia (since December 2023), and Senior Advisor at McKinsey & Company Inc (since April 2022). Committee membership Sustainability Committee (Chair) People and Remuneration Committee Nomination and Governance Committee Item 11 Dion Weisler Bachelor of Applied Science (Computing), Honorary Doctor of Laws Independent Non-executive Director Appointment Independent Non-executive Director since June 2020 Skills and experience Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement. Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). He previously held senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK. Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. His experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical. Current appointments Dion is a Non-executive Director of Intel Corporation (since June 2020), Qantas Airways Limited (since March 2025) and Thermo Fisher Scientific Inc. (since March 2017). Committee membership Sustainability Committee People and Remuneration Committee Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 11

Item 12 Stephen Mayne BCom, GAICD Item 12 relates to the nomination of Mr Stephen Mayne as a Director of BHP. The Board recommends shareholders vote against the resolution for the reasons set out below. Election of non-Board endorsed candidate Stephen Mayne Mr Mayne nominated himself for election as a Director of BHP in accordance with rule 87 of BHP’s Constitution. Mr Mayne’s nomination is not supported by the Board. Mr Mayne requested the following information be included in this Notice of Meeting. The information has not been verified by BHP. ‘Stephen Mayne, 57. BCom (Melb). GAICD. Stephen is a Walkley Award-winning business journalist and Australia’s best known retail shareholder advocate. He was the founder of www.crikey.com.au, publishes the corporate governance website www.maynereport.com, writes regular columns for The Intelligent Investor and co-hosts The Money Café podcast with Alan Kohler. His governance experience includes 8 years as a City of Manningham councillor in Melbourne’s eastern suburbs, a 4 year term (2012–2016) as a City of Melbourne councillor where he chaired the Finance and Governance committee, almost 5 years on the Australian Shareholders’ Association board and asking questions at more than 1400 ASX listed company AGMs since 1998. Stephen nominated for the BHP board out of concern that it disenfranchises shareholders by holding inaccessible physical AGMs. Widely owned companies like BHP, which is capitalised at $325 billion and has more than 630,000 shareholders, should be offering hybrid AGMs with both a physical location and the ability for shareholders to vote online and ask questions live during proceedings. More than 200 ASX listed companies already do this and Mr Mayne believes BHP should get with the program and embrace technology to improve engagement with shareholders, rather than just offering a one-way webcast of proceedings with no ability to participate outside of the physical venue.’ The Board’s recommendation The Board does not believe that the election of Mr Mayne is in the best interests of BHP. The Board, supported by the Nomination and Governance Committee, has carefully considered Mr Mayne’s nomination against the current Board composition and the skills and experience required to deliver BHP’s purpose and strategy. Following that review, the Board has concluded that Mr Mayne does not possess the skills or experience necessary to oversee BHP and for the next period of BHP’s development, and would not add value to your Board. The Board has a robust succession process in place. That process is designed to identify the most appropriately skilled and qualified director candidates for your Board. The Board will continue to identify director candidates that it believes will add to the effectiveness of the Board for the benefit of shareholders. The Board has also considered Mr Mayne’s comments regarding the AGM. BHP rotates the location of its AGM each year across the major Australian capital cities to provide its geographically diverse shareholder base opportunities to attend in person. All shareholders can vote and submit questions in advance of the AGM, including those unable to attend in person. Additionally, the AGM is webcast live. The Board considers that this format continues to be appropriate and enables the orderly conduct of the AGM. The Board recommends shareholders vote against this Item. The Chair of the AGM intends to vote undirected proxies against this Item. Explanatory Notes continued 12 BHP Notice of Meeting 2026

Item 13 Adoption of the Remuneration Report The Remuneration Report is on pages 112 to 126 of BHP’s Annual Report 2026. It includes information about our remuneration framework and remuneration arrangements for our Key Management Personnel (KMP) during FY2026. The vote on this Item is advisory only and does not bind the Directors or BHP. The Board will consider the outcome of the vote when reviewing BHP’s remuneration framework. Shareholders as a whole will have a reasonable opportunity to ask questions about or make comments on the Remuneration Report. Voting exclusion statement BHP will disregard any votes cast on Item 13: – by or on behalf of a member of BHP’s KMP who are named in BHP’s Remuneration Report for the year ended 30 June 2026 or their closely related parties, regardless of the capacity in which the vote is cast; or – as a proxy by a person who is a member of BHP’s KMP at the date of the AGM or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Item 13: – in accordance with a direction in the proxy form; or – by the Chair of the AGM pursuant to an express authorisation in the proxy form to exercise the proxy even though Item 13 is connected with the remuneration of BHP’s KMP. The Board recommends shareholders vote in favour of this Item. Item 14 Approval of equity grants to the Chief Executive Officer BHP is seeking shareholder approval to grant Brandon Craig, the Chief Executive Officer and an Executive Director of BHP, securities under two plans – BHP’s Cash and Deferred Plan (CDP) and BHP’s Long Term Incentive Plan (LTIP). Both plans are governed by BHP’s Equity and Cash Incentive Plan rules (BHP’s Incentive Plan Rules). If Item 14 is approved by shareholders, grants will be made under BHP’s Incentive Plan Rules on the terms set out below. Each CDP Deferred Right and LTIP Performance Right granted under these plan rules is a conditional right to one fully paid ordinary share in BHP, subject to meeting the applicable service and/or performance conditions. These conditional rights have been proposed as they create share price alignment between Brandon and ordinary shareholders but do not provide him with the full benefits of share ownership (such as dividends and voting rights) unless and until the rights vest. Under Australian Securities Exchange (ASX) Listing Rule 10.14, shareholder approval is required for an issue of BHP securities to Directors. Approval would not be required where the terms of the grant require that the underlying shares are purchased on-market. The Board is seeking shareholder approval in the interests of transparency and good governance, and to preserve flexibility for BHP to issue shares or purchase shares on-market at the relevant time. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 13

Summary of awards Cash and Deferred Plan (CDP) It is proposed that 26,685 FY2026 CDP Deferred Rights (2 Year) and 26,685 FY2026 CDP Deferred Rights (5 Year) (CDP Deferred Rights) are granted with a face value of US$1.743 million. The performance period for the FY2026 CDP Deferred Rights was 1 July 2025 to 30 June 2026. After the end of the annual performance period, the Board conducted an assessment of Brandon’s performance against the CDP scorecard to determine the value of Brandon’s total FY2026 CDP award. One-third of the CDP award is paid in cash in September after the end of the performance period, one-third is granted as CDP Deferred Rights (2 Year) and one-third is granted as CDP Deferred Rights (5 Year). Vesting of the CDP Deferred Rights are subject to Brandon’s continued employment with BHP until the vesting date. Long Term Incentive Plan (LTIP) It is proposed that 116,353 2026 LTIP Performance Rights are granted with a face value equal to 200 per cent of Brandon’s annual base salary at the date of grant (i.e. US$1.9 million x 200% = US$3.8 million). For the 2026 LTIP, the performance period is 1 July 2026 to 30 June 2031, with vesting shortly after. Vesting of Brandon’s LTIP Performance Rights is conditional on BHP’s five-year relative total shareholder return (TSR) compared to the following benchmarks: – 67% will vest subject to BHP’s TSR relative to the MSCI World Metals and Mining index TSR (Sector TSR) – 33% will vest subject to BHP’s TSR relative to the MSCI World index TSR (World TSR) Vesting of either TSR component of the LTIP occurs on a sliding scale, as follows: BHP’s TSR performance % of the LTIP Performance Rights that will vest Below the 50th percentile 0% Equal to the 50th percentile 25% Between the 50th percentile and the weighted 80th percentile Vesting will be on a sliding scale between 25% and 100% Equal to, or exceeds, the 80th percentile 100% If the TSR performance condition for the LTIP is not satisfied, there is no retesting and awards will lapse. Vesting of Brandon’s CDP Deferred Rights and LTIP Performance Rights are also subject to Brandon’s continued employment with BHP until the relevant vesting date. In addition, vesting of Brandon’s CDP Deferred Rights (5 Year) and LTIP Performance Rights are subject to a holistic review of performance at the end of the five-year performance periods, including a review of safety and sustainability performance, financial performance and broader factors such as corporate governance and executive conduct. Explanatory Notes continued 14 BHP Notice of Meeting 2026

Key terms Key term Description How the number of CDP Deferred Rights and LTIP Performance Rights were calculated The proposed number of CDP Deferred Rights and LTIP Performance Rights to be granted to Brandon were calculated using the following formula: – the maximum value of the grant (being US$1.137 million for the CDP Deferred Rights (2 Year), US$1.137 million for the CDP Deferred Rights (5 Year) and US$3.8 million for the LTIP Performance Rights) multiplied by – the US$/A$ exchange rate (being the average exchange rate over the 12 months up to and including 30 June 2026, to convert the value of the grant into Australian dollars) divided by – the average daily closing price of BHP shares traded on the ASX over the 12 months up to and including 30 June 2026, and – rounded down to the nearest whole number of awards Vesting On vesting, each CDP Deferred Right and LTIP Performance Right entitles Brandon to receive one share in BHP (unless the Board exercises its discretion to settle vested awards with a cash payment of equivalent value instead). Before vesting, the CDP Deferred Rights and LTIP Performance Rights do not carry entitlements to ordinary dividends or other shareholder rights. A dividend equivalent payment (DEP) is provided on vesting of CDP Deferred Rights and LTIP Performance Rights in either cash or additional shares. The DEP is calculated as the value of dividends that would have been received over the vesting period if Brandon had held those shares in BHP from the first date of the vesting period. Where shares are provided to satisfy the DEP, the DEP amount is divided by the closing price of BHP shares on the date prior to vesting. The decision to vest awards is subject to the overriding discretion of the Board. The Board has an absolute discretion to determine that, notwithstanding satisfaction (or non-satisfaction) of the applicable service and/or performance conditions, the CDP Deferred Rights and LTIP Performance Rights may be adjusted upwards or downwards (including to zero) if appropriate, including to better reflect shareholder expectations, to take into account the total value of the award at the time of any vesting, or to account for personal or group performance or any other factor that the Board reasonably determines is appropriate to take into account. The Board also has an absolute discretion to determine that some or all of the rights may vest, not vest, lapse or be subject to a dealing restriction. Malus and clawback In order to prevent an executive obtaining an inappropriate benefit (including where the executive acts fraudulently or dishonestly, is in material breach of their obligations to BHP, or where vesting is not justified or supportable in the circumstances) the Board may determine some or all awards (including cash, CDP Deferred Rights and LTIP Performance Rights) lapse, are forfeited or clawed back. The Board may also suspend or delay vesting of CDP Deferred Rights and LTIP Performance Rights if an investigation is underway, and until the outcome of any investigation is known. BHP has a Malus and Clawback Policy that applies to all equity awards. Cessation of employment Upon the cessation of employment, unless the Board determines otherwise, the following treatment applies: – on resignation or termination for cause, all unvested CDP Deferred Rights and LTIP Performance Rights lapse; – where employment ends due to death, serious injury, disability or illness, all unvested CDP Deferred Rights and LTIP Performance Rights vest; and – where employment ends for any other reason (i.e. where the participant is a ‘good leaver’) and the participant enters into a separation agreement with BHP, all unvested CDP Deferred Rights (2 Year) will remain on foot, and a pro-rated portion of unvested CDP Deferred Rights (5 Year) and LTIP Performance Rights will remain on foot and the remainder will lapse. Change of control On a change of control event as defined in BHP’s Incentive Plan Rules or on the divestment of a material business or subsidiary, the Board has discretion to determine the treatment of the CDP and LTIP awards. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 15

Other information There is no cost payable by Brandon and no loan made by BHP to Brandon in relation to the grant of the CDP Deferred Rights or LTIP Performance Rights or the allocation of shares on vesting. Brandon, as a Director, falls within Listing Rule 10.14. Brandon is the only Director (or associate of a Director) entitled to participate in the CDP and LTIP in the year ended 30 June 2026. Details of Brandon’s current maximum total remuneration package are set out below. More details of Brandon’s remuneration are contained in the Remuneration Report, released in August 2026. Remuneration component Amount Annual base salary US$1.9 million Pension contribution 10% of annual base salary CDP – annual cash Maximum of 120% of annual base salary CDP – Deferred Rights (2 Year) Maximum of 120% of annual base salary CDP – Deferred Rights (5 Year) Maximum of 120% of annual base salary LTIP – Performance Rights Maximum of 200% of annual base salary BHP’s Incentive Plan Rules were adopted in September 2023. A total of 74,100 CDP Deferred Rights were granted to Brandon (at no cost) in 2024 and 2025, a total of 109,216 LTIP Performance Rights were granted to Brandon (at no cost) in 2024 and 2025 and a total of 90,738 Management Award Plan rights were granted to Brandon in 2023 and 2024, prior to commencing as CEO and as a Director of BHP. If shareholder approval is obtained, the CDP Deferred Rights and LTIP Performance Rights that are the subject of this approval will be granted to Brandon following the AGM and prior to 22 October 2029. If shareholder approval is not obtained, the Board will consider alternative arrangements to appropriately remunerate and incentivise Brandon. Details of any securities issued under BHP’s Incentive Plan Rules will be published in BHP’s Remuneration Report, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under BHP’s Incentive Plan Rules after the resolution in this Item is approved and who were not named in this Notice of Meeting will not participate until approval is obtained in accordance with that rule or unless another exception applies. For information on the CDP and LTIP refer to the Remuneration Report released in August 2026, available at bhp.com Voting exclusion statement BHP will disregard any votes cast: – in favour of Item 14 by or on behalf of Brandon Craig, or his associates, regardless of the capacity in which the vote is cast; or – on Item 14 as a proxy by a person who is a member of BHP’s KMP on the date of the AGM or their closely related parties. However, votes will not be disregarded if they are cast: – as proxy or attorney for a person entitled to vote on Item 14 in accordance with a direction given to the proxy or attorney to vote on Item 14 in that way; – by the Chair of the AGM as proxy for a person entitled to vote on Item 14, in accordance with an express authorisation to exercise undirected proxies as the Chair of the AGM decides; or – by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on Item 14; and – the holder votes on Item 14 in accordance with directions given by the beneficiary to the holder to vote in that way. The Board, with Brandon Craig abstaining, recommends shareholders vote in favour of this Item. Explanatory Notes continued 16 BHP Notice of Meeting 2026

Item 15 Renewal of approval of potential leaving entitlements Reason for seeking shareholder approval Australian law restricts the benefits that can be given, without shareholder approval or an applicable exemption, to individuals who hold or have held in the last three years a managerial or executive office on cessation of their employment or retirement from office with BHP Group Limited or another Group entity to which sections 200B and 200E of the Corporations Act apply. Shareholder approval was last obtained at the 2023 AGM for three years, to the conclusion of the 2026 AGM. Item 15 seeks to refresh this approval for a further three years, to the conclusion of BHP’s 2029 AGM. This Item seeks shareholder approval to preserve flexibility for the Board (or a delegate of the Board, including the People and Remuneration Committee or Executive Leadership Team which, for the purposes of the Explanatory Notes to this Item, will be referred to as the Board for simplicity) to determine the most appropriate leaving package under the relevant employment agreements, incentive plans and retirement plans in accordance with BHP’s policy of treating departing employees appropriately and in accordance with applicable laws, market practice and company policy. To assist BHP meeting this policy objective, the Board considers it prudent to seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees or office holders who are members of BHP’s KMP (which includes Executive KMP and Directors of BHP) at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes. Approval is also sought in relation to potential leaving entitlements for employees who are not KMP but who are (or were) directors of a Group entity to which sections 200B and 200E of the Corporations Act apply (Subsidiary Directors). As Subsidiary Directors are sometimes based in foreign jurisdictions where the local requirements, policies and practices in relation to leaving entitlements are very different to those of Australia, the Board considers it appropriate and prudent to also seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees who are Subsidiary Directors at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes. Approval is being sought for the following benefits or entitlements Shareholder approval is being sought for the purposes of sections 200B and 200E of the Corporations Act for any ‘termination benefits’ that may be provided to KMP or Subsidiary Directors. Shareholders are not being asked to approve any change or increase in the remuneration or benefits or entitlements for KMP or Subsidiary Directors, or any variations to the existing discretions of the Board. The potential leaving entitlements that may become payable to KMP and Subsidiary Directors and the discretions that may be exercised in respect of these are summarised below. Generally, these are benefits or entitlements arising under: – the relevant employment or service agreement – BHP’s incentive plans – defined contribution plans, defined benefit plans and other retirement plans – local laws, policy and practice as amended from time to time. If shareholder approval is obtained, the Board intends that no other leaving entitlements will be provided to KMP or Subsidiary Directors in connection with their ceasing to hold a managerial or executive office, other than those within the scope of this approval or which are otherwise able to be provided without requiring approval under section 200B and 200E of the Corporations Act and the value of the benefits outlined in this resolution and Explanatory Notes will be disregarded when calculating the relevant KMP’s and Subsidiary Director’s termination benefits cap for the purpose of subsection 200F(2)(b) or subsection 200G(1)(c) of the Corporations Act. Shareholder approval of this Item does not guarantee that any specific KMP or Subsidiary Director will receive the leaving entitlements as outlined in these Explanatory Notes. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 17

Potential leaving entitlements Employment agreement benefits All Executive KMP (which includes the Chief Executive Officer) are employed under agreements capable of termination by BHP on up to 12 months’ notice (depending on the individual employment agreement) or on up to 12 months’ notice by the Executive KMP. Subsidiary Directors are employed under agreements capable of termination by BHP or the Subsidiary Director on providing certain periods of notice (depending on the individual employment agreement) and do not exceed 12 months’ notice by either party. A payment may be made in lieu of some or all of the notice period (calculated by reference to base salary at the cessation date, plus superannuation or pension contributions payable plus any other benefits under the employment agreement). Employment agreements for Executive KMP or Subsidiary Directors also provide for additional benefits to be paid if the person dies or becomes permanently disabled while in the employment of the Group, with such benefits being capped at four times base salary. Statutory payments and accrued contractual entitlements are also paid on cessation (such as days of leave accrued but not taken). Certain other benefits may continue to be provided for a period following cessation where the arrangements are provided for under the employment agreement which could include, but are not limited to, relocation or repatriation benefits. Outplacement services may be provided to Executive KMP or Subsidiary Directors. Additional benefits may be payable to KMP or Subsidiary Directors at law depending on the jurisdiction in which the KMP or Subsidiary Director is based at the time they cease employment or to hold office, and any changes in law that occur between the time the employment or service contract is entered into and the cessation date. This approval is intended to cover any such payments. Incentive plan entitlements The treatment of Executive KMP or Subsidiary Directors’ entitlements or awards under BHP incentive plans on ceasing employment with the Group will depend on the circumstances in which their employment ceases and the terms of the relevant offer. Good leaver treatment may apply where the reason for cessation of employment with the Group is due to death, disability, genuine retirement, redundancy, expiry of a fixed term contract or termination by mutual agreement, or other circumstances determined by the Board in its discretion. Executive KMP or Subsidiary Directors who are not good leavers and cease employment as a result of resignation or termination for cause or misconduct will not be entitled to short-term incentives that have not yet been paid or granted and will forfeit all unvested short-term and long-term equity awards on cessation of their employment. For cash and equity awards made under BHP’s incentive plans, the typical treatment for good leavers is: – annual incentives that have not yet been paid or granted are delivered wholly in cash (with no deferral) and may be subject to pro-rating where an Executive KMP or Subsidiary Director has only served part of the performance period – depending on the terms of the grant: – unvested equity that is not subject to a performance condition (for example, deferred equity awards) generally remain on foot (wholly or in part) unless the Board determines otherwise – unvested equity that is subject to a performance condition (for example, long-term incentive equity awards) generally remain on foot on termination and is pro-rated for the portion of the vesting period served. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions, and where applicable, become exercisable – vested but unexercised awards will be exercisable for the remaining exercise period following cessation, unless the Board determines a reduced period or that they will lapse – shares acquired under the BHP Global Employee Share Plan (Shareplus), through contributions from post-tax base salary, will be released on cessation of employment. The Executive KMP or Subsidiary Director may also be entitled to some or all of the matched shares under Shareplus Explanatory Notes continued 18 BHP Notice of Meeting 2026

Potential leaving entitlements Incentive plan entitlements continued Certain equity awards carry entitlements to receive dividend equivalent payments, which are provided in the form of cash or additional shares on vesting of relevant awards. Notwithstanding the typical treatment outlined above, approval is now being sought for the Board to retain and exercise discretion in relation to good leavers (to the extent permitted by the terms of the relevant incentive plan): – to vest or lapse (in part or in full) incentive awards with effect from the cessation date or such other date determined by the Board – to allow awards to remain on foot (in part or in full) and be eligible for vesting in the ordinary course – to award some or all of the matched shares under Shareplus. Where employment ceases for any reason before an award of cash or equity is granted in respect of a performance year, there is no entitlement to those awards for that year. However, except in the case of misconduct or termination for cause, the Board may determine to pay the participant an amount in cash, equity or both, having regard to performance and the portion of the performance year served. All unvested and vested awards remain subject to malus and clawback. Retirement plan payments The annual retirement contributions payable to Executive KMP are calculated by reference to base salary and are currently 10 per cent of base salary. Participation is provided through a defined contribution plan, an International Retirement Plan, a self-managed superannuation fund and/or a cash payment in lieu. Subsidiary Directors may also be entitled to retirement benefits. Some employees, including those who may become Executive KMP in the future, are members of legacy defined benefit plans and will continue to accrue benefits in those plans for past and future service unless they elect to transfer to a defined contribution plan. In all circumstances, any benefit that may be provided under the terms of the plan represents a benefit arising in connection with the person’s retirement from office, being payment for past services rendered to BHP. No pension augmentation is provided by virtue of cessation and the benefits provided represent accrued benefits. Approval is being sought for payment of these potential benefits. Other payments Circumstances may arise from time to time where it will be appropriate for BHP to make small incidental payments to a departing KMP or Subsidiary Director, including allowing them to retain certain property following cessation (such as phones or other electronic devices), or making reasonable retirement gifts to recognise the contribution they made to the Group. Approval is sought to grant such incidental benefits provided they are reasonable and have an aggregate value that is less than 5 per cent of the outgoing person’s fees or base salary (as applicable) at the cessation date. Similarly, there may be instances where BHP considers it appropriate to enter into arrangements with a departing KMP or Subsidiary Director in connection with their cessation that include payment in settlement of liabilities and the reimbursement of legal fees subject to appropriate conditions. Approval is being sought for payment of these potential benefits. Additional payments that may apply to Subsidiary Directors This approval is intended to cover other payments or benefits that may be payable where a Subsidiary Director ceases to hold office or ceases employment and either the payment (and amount of such payment) is in accordance with the local regulations, policy or market practice, or is made pursuant to BHP’s practices or policies (for example in relation to payments on redundancy) in the relevant jurisdiction. As BHP operates a global diversified business with hundreds of subsidiaries in different locations, it is not possible to ascertain the amount or value of these benefits in advance. On cessation, other than for cause, BHP may make a payment to a Subsidiary Director in consideration of the departing individual confirming, extending or entering into appropriate restrictive covenants to protect BHP and its shareholders. The amount of such payment is governed by the individual’s employment agreement and local regulations, policy or market practice, as well as BHP’s policies and practices in the relevant jurisdiction. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 19

The value of the potential benefits or entitlements The amount or value of the leaving entitlements that may be given to KMP or Subsidiary Directors is the maximum potential benefit that could be provided for each of the categories described. The amount and value of the leaving benefits or entitlements that may be provided cannot be ascertained in advance. This is because various matters, events and circumstances will or are likely to affect the calculation of that amount or value, including: – the circumstances in which the individual ceases to hold office or ceases employment and whether they serve all or part of any applicable notice period – their base salary, contractual benefits or other benefits at the time of cessation of employment – the length of their service with BHP and the portion of any relevant performance or qualification periods that have expired at the time of cessation – any change in the individual’s role, such as a redeployment – the scope and duration of any restrictive covenant – the number of unvested equity entitlements held by the individual at the time of cessation and the number determined to vest, lapse or remain on foot – the market price of BHP shares when the value of any equity-based leaving entitlement or benefit is determined – the individual’s particular entitlement to retirement benefits – the nature and value of any outplacement services provided to the individual – the value of any accrued pension entitlement arising over the period of service until the date of cessation – the value of any payment or contribution that may arise and be paid in respect of the notice period provided under the employment or service agreement – in respect of any dividend equivalent payment, the amount of any dividends paid on BHP shares over the relevant vesting period – in respect of any matched shares provided to the individual under Shareplus, the number of acquired shares held by the individual on ceasing employment – any other factors that the Board determines to be relevant when exercising its discretions (such as the assessment of the performance of the individual up to the cessation date) – the nature and value of any payment required to settle liabilities or reimburse legal fees – the jurisdiction and location in which the individual is based at the time they cease to hold office or cease employment, and the applicable local laws, regulations, policy or market practice (including BHP’s practices or policies) in that jurisdiction – any changes in law between the date BHP enters into an employment or service agreement with the individual and the date the individual ceases to hold office or employment Approval is sought for a three-year period If shareholder approval is obtained, it will be effective from the date the resolution is passed until the conclusion of the 2029 AGM. Voting exclusion statement If any shareholder is a current or potential holder of a managerial or executive office (that is, if they are or are likely to be appointed as a Director of a Group entity or as a member of BHP Group Limited’s KMP) and wishes to preserve their ability to receive benefits under this approval, then that shareholder and their associates should not vote on Item 15 in any capacity. Further, BHP will disregard any vote cast as a proxy on Item 15 by a member of BHP’s KMP on the date of the AGM and their closely related parties. However, BHP will accept a vote cast on Item 15 by any person as a proxy for a person entitled to vote on Item 15 in accordance with a direction on the proxy form. Unlike the other resolutions, the Chair of the AGM will not be able to vote undirected proxies on Item 15, even if the proxy appointment expressly authorises the Chair of the AGM to exercise the proxy, as he is a person who may be entitled to receive a benefit under Item 15. Because they have a personal interest in the subject of this Item, the Directors have abstained from making a recommendation to shareholders in relation to this Item. By order of the Board Stefanie Wilkinson Group General Counsel and Group Company Secretary Explanatory Notes continued 20 BHP Notice of Meeting 2026

Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 21

Participating and Voting

This section provides information on participating and voting if you are a shareholder and hold your BHP Group Limited shares directly.

If you are a shareholder and hold your BHP Group Limited shares directly, you can:

Ask questions

Before the meeting

Submit your questions by 5:00pm (Sydney time) Thursday 15 October 2026 online at bhp.com/agm

At the meeting

Attend the meeting in person at Sydney Showground, Exhibition Hall 5, 1 Showground Road, Sydney Olympic Park, New South Wales.

Vote

Before the meeting

Appoint a proxy by submitting your proxy form no later than 10:00am (Sydney time) on Tuesday 20 October 2026.

You can also appoint a corporate representative or attorney to vote on your behalf.

At the meeting

Attend the meeting in person.

If you have appointed a proxy, corporate representative or attorney, they can vote on your behalf at the meeting.

You can vote using the voting platform via your smartphone at the AGM. If you do not have a smartphone, other options will be available at the AGM.

Watch

Online

Watch a live webcast of the AGM at bhp.com/agm

In person

Attend the meeting in person at Sydney Showground, Exhibition Hall 5, 1 Showground Road, Sydney Olympic Park, New South Wales.

At BHP, we aim to provide a healthy, safe and inclusive workplace, free from harassment and bullying. We want all of our people to be treated fairly, respectfully and with dignity. We ask shareholders and guests attending the AGM to be courteous and respectful to others. The Chair of the AGM reserves the right to ensure the meeting is conducted in this way.

Security measures will be in place to ensure your safety. Bag searches will be in operation and any large or inappropriate items may be required to be stored in the cloakroom until the end of the event.

This section provides information on participating and voting if you are a shareholder and hold your BHP Group Limited shares directly. 1. Am I eligible to vote at the AGM? In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), registered holders of shares in BHP at 7:00pm (Sydney time) on Tuesday 20 October 2026 are entitled to attend and vote at the AGM as shareholders. Share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the AGM. If more than one joint holder of shares is present at the AGM (personally or by proxy, attorney or representative) and tender a vote, only the vote of the joint holder whose name appears first on the register will be counted. All Items of business set out in this Notice of Meeting will be decided by way of a poll. On a poll, shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting set out in this Notice of Meeting). 2. How can I attend the AGM in person or watch the AGM online? To attend in person, you must register at the AGM. Registration desks will be open from 9:00am (Sydney time). Please arrive at least 30 minutes before the meeting starts to allow time to register. The proxy form you receive with your Notice of Meeting has a personalised barcode, which can be scanned to register at the AGM. Bring your proxy form to the AGM to make the registration process simpler. You can watch a live webcast online as a guest at bhp.com/agm. You will not be able to ask questions or vote online on the webcast facility. 3. How do I ask questions at the AGM? Shareholders as a whole will have a reasonable opportunity to make comments and ask questions on the Items of business in this Notice of Meeting at the AGM and a reasonable opportunity to ask questions of BHP’s Auditor. To make a comment or ask a question at the AGM, please follow the instructions provided to shareholders on the day. There may not be enough time during the meeting to address all comments and questions. 4. How do I ask BHP questions before the AGM? We encourage shareholders to ask questions or make comments in advance of the AGM online at bhp.com/agm by 5:00pm (Sydney time) Thursday 15 October 2026. The Chair of the AGM will seek to address the key themes raised by shareholders before the AGM. There may not be enough time during the meeting to address all questions or comments. Individual responses will not be sent to shareholders. 5. How do I ask BHP’s Auditor questions before the AGM? Shareholders can submit written questions to BHP’s Auditor on the content of the Auditor’s Report or conduct of its audit of the annual financial report and the Sustainability Report for the year ended 30 June 2026. Shareholders can submit questions to BHP’s Auditor before the AGM online at bhp.com/agm by 5:00pm (Sydney time) Thursday 15 October 2026. BHP’s Auditor is not required to provide individual responses to shareholders. 6. How do I vote by proxy? Appointing a proxy Shareholders entitled to attend and vote at the meeting can appoint a proxy to attend and vote for them. The proxy does not need to be a shareholder and can be an individual or a body corporate. Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify the proportion or number of votes that each proxy can exercise. If no proportion or number is specified, each proxy can exercise half the shareholder’s votes. If you appoint a proxy and also attend the AGM, your proxy will not be revoked, unless you vote on a resolution (in which case your proxy will be revoked for that resolution). Shareholders who wish to indicate how their proxy should vote should mark the appropriate boxes on the proxy form. If a proxy is not directed how to vote on an Item of business, or if any resolution other than those specified in this Notice of Meeting is proposed at the AGM, the appointing shareholder is authorising the proxy to vote as they decide, subject to any applicable voting exclusions. Participating and Voting continued 22 BHP Notice of Meeting 2026

Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the AGM as their proxy to vote on their behalf, including on Items related to the remuneration of BHP’s KMP. Proxy voting on Items 13 to 15 If you appoint any members of BHP’s KMP (which includes each of the Directors and executives named in BHP’s 2026 Remuneration Report) or any of their closely related parties as your proxy, you should direct them how to vote on Items 13 to 15, otherwise they will not be able to cast a vote as your proxy on the relevant Item. If you appoint the Chair of the AGM as your proxy, or the Chair of the AGM is appointed as your proxy by default, but you do not direct the Chair of the AGM how to vote (eg by marking a box next to the Item) by signing and submitting the proxy form, you expressly authorise the Chair of the AGM to vote as they decide in respect of the relevant Item (except on Item 15), even though the Items are connected with the remuneration of BHP’s KMP. Unlike the other resolutions, the Chair of the AGM will not be able to vote undirected proxies on Item 15, even if the proxy appointment expressly authorises the Chair of the AGM to exercise the proxy, as they are a person who may be entitled to receive a benefit under Item 15. You are encouraged to direct the Chair of the AGM how to vote on Item 15, so that they will be able to cast your vote on that Item. Proxy voting on a poll All Items will be decided by poll. On a poll, any directed proxies that are not voted at the meeting will automatically default to the Chair of the AGM, who is required to vote proxies as directed. For proxies without voting instructions that are exercisable by the Chair of the AGM, the Chair of the AGM intends to vote all available proxies in favour of Items 2 to 11, 13 and 14. The Chair of the AGM intends to vote undirected proxies against Item 12. The Chair of the AGM will not be voting undirected proxies on Item 15. 7. How do I submit a proxy form? To appoint a proxy, submit the proxy form no later than 10:00am (Sydney time) on Tuesday 20 October 2026. BHP encourages you to register your proxy instructions online ahead of the meeting, even if you are planning to attend in person. Proxy instructions can be lodged online via the Share Registry website at www.investorvote.com.au. Only registered BHP shareholders may access this facility. Alternatively you may: – hand deliver or post to BHP Share Registrar Computershare Investor Services Pty Limited – Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067. Postal address: GPO Box 782, Melbourne VIC 3001 Australia – fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) – for Intermediary Online users only (custodians): submit at www.intermediaryonline.com 8. I am a representative of a corporate shareholder. How can I attend and vote? A body corporate that is a shareholder or has been appointed as a proxy may appoint an individual to act as its representative at the AGM. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring evidence of their appointment to the AGM, including any authority that it was signed under, unless it has previously been given to BHP. 9. I have a power of attorney from a shareholder. How can I attend and vote? A shareholder entitled to attend and vote may appoint an attorney to act on their behalf at the AGM. The attorney does not need to be a shareholder. Attorneys must submit the instrument appointing the attorney and the authority that the instrument is signed under or a certified copy of the authority, in the same way and by the same time as outlined for proxy forms, unless it has previously been given to BHP. 10. If I hold shares through BHP Shareplus, how do I vote? The Shareplus administrator will provide information on how to vote at the AGM. You must submit your vote by 10:00am (Sydney time) Tuesday, 13 October 2026. 11. I am not a shareholder. How can I attend or watch the meeting? Non-shareholders (who are not proxy holders, corporate representatives or attorneys) may be admitted to the AGM at the discretion of BHP as guests, and are requested to register by 10:00am (Sydney time) on Tuesday 20 October 2026 by emailing their details to BHPAGMattendance@computershare.com.au. Non-shareholders may watch the live webcast online at bhp.com/agm. You will not be able to ask questions or vote online on the webcast facility. Invitation from the Chair Notice of Annual General Meeting Explanatory Notes Participating and Voting 23

24 BHP Notice of Meeting 2026

Participating and Voting continued

If you hold BHP shares traded on an international exchange

If you hold BHP shares traded on an international exchange, you can:

- **attend the meeting in person** if you pre-register as a guest. Please register by 5:00pm (Sydney time) on Wednesday 21 October 2026 by emailing your details to BHPAGMattendance@computershare.com.au
- **watch the webcast online** as a guest at bhp.com/agm

To vote, follow the instructions below before the meeting.

United Kingdom

I hold UK depositary interests (through CREST)

Vote online at www.investorcentre.co.uk/eproxy or by submitting the Form of Instruction by 16 October 2026 at 12 noon (London time).

I hold UK depositary interests (through the Corporate Sponsored Nominee Facility)

Vote online at www.investorcentre.co.uk/eproxy or by submitting the Form of Direction by 15 October 2026 at 12 noon (London time).

South Africa

I hold shares in dematerialised form through STRATE

Provide your voting instruction to the Central Securities Depository Participant (**CSDP**) or broker (as applicable) in accordance with the relevant custody agreement with your CSDP or broker and in enough time to allow the CSDP or broker to advise the registrar. Contact your CSDP or broker for instructions and timing requirements for voting.

United States

I hold American Depositary Shares (ADSs)

Provide your Voting Instruction Form to the ADS Depositary, Citibank, N.A. by the deadline provided by the ADS Depositary.

Citibank, N.A. can be contacted at 1-877-CITIADR or 1-877-248-4237 or for those outside of the United States at 1-781-575-4555 Monday to Friday, 8:30am to 6:00pm (New York City time).

Contact the registered holder of your underlying shares, the custodian or broker or whoever administers the investment on your behalf to exercise applicable voting rights.

For more information about your shareholdings or how to participate in the meeting, contact BHP's registrar Computershare at www.computershare.com/au/contact-us or on **1300 656 780 (within Australia)** or **+61 3 9415 4020 (outside Australia)**.

25

More information

Location of the Annual General Meeting


Sydney Showground
Exhibition Hall 5
1 Showground Road
Sydney Olympic Park
New South Wales 2127
ENGIE Stadium
Grand Parade
Exhibition Hall 5
Riverina Avenue
Australia Avenue
Carpark P1
Cathy Freeman Park
Showground Road
Olympic Boulevard
Park St
Murray Rose Avenue
Olympic Park
Accor Stadium
Dawn Fraser Avenue
Herb Elliott Avenue

How to access information on BHP

You can access our Notice of Meeting at bhp.com, along with other publications that BHP produces.

You can make an election on how you would like to receive certain documents (including Annual Reports, Notices of Meeting and proxy/voting forms), including in physical or electronic form.

To tell us your preference, go to www.investorcentre.com/bhp and follow the prompts.

+ Read our reports at bhp.com

+

To view our 2026 reporting suite visit **bhp.com**

- Annual Report 2026
- Economic Contribution Report 2026
- Modern Slavery Statement 2026
- ESG Standards and Databook 2026

BHP Group Limited Registored in Australia ABN 49 004 028 077 Proxy Form All correspondence to: Computershare Investor Services Pty Limited GPO Box 782 Melboume Victoria 3001 Australia Enquiries (within Australla) 1300 656 780 (outside Australia) +61 3 9415 4020 Facsimile (within Australla) 1800 783 447 Facsimla (outside Australia) +61 3 9473 2565 LODGEMENT OF YOUR PROXY FORM To be valid, this proxy form must be received by 10:00am (Sydney time) on Tuesday 20 October 2026, Any proxy form (and any Powor of Aftorney under which it is signed) received afler that time wil not be valid for the schedulod Meeting. How to complete this proxy form I’ you are unable to atand the Annuel General Meeting to be held at Sydnay Showground, Exhibition Hall5, 1 Showground Road, Sydnsy Olympic Park, New South Walas on Thursday 22 October 2026 at 10:00am (Sydney time), you are encouraged to appoint a person or body corporate who wil attend as your proxy and exxereise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporale should appoint a person as its representative at the Annuel Genersl Meeling in sccordance with section 2500 of the Corporalions Act 2001. If your named proxy attends the Meeling but does not vote on a poll on a resclufion in accordance wilh your directions, the Chair of the Meeling will become your proxy in respect of that resdlufion. A proxy need not be a sharehdkier of BHP Group Limied Appointment of a second proxy A shareholder entifed to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the Meding and vote, A separate procy form should be used for each proxy appointment Directing your proxy how to vote If you wish to direct your proxy how to vate (or to abstain from voting) on any resoluton, place a mark (“X”) in the “For”, “Against’ or “Abstain” box for each resdlution If you mark more than one box on a resolution, your vole on that rescution wil be invalld. If you mark the “Abstain” box for a particudar resoltion, you are directing your proxy not to vote on your behalf and your vobss wll not be counted in computing the required majority. IMPORTANT NOTE: The key mansgement personnel (‘KMP’) of BHP Group Limited (which incldes each of the Directors) and their closely related parties wil not be able to vote ss your proxy on ltems 13, 14 and 15 urless you tell them how to vote or, il the Chair of the Meeting is your proay, you expressly authorise them to vote on ltems 13 and 14 even though they are connected with the remuneration of the KMP. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voling on lems 13, 14 and 16 by marking the appropriate boxes on the proxy form. The Chair of the Meeling will not be voting undirected proxies on liem 15 aven if you expressly authorise the Chair of the Moeting to vole on that Dom. Signing Instructions You must sign this praxy form as follows in the spaoss provided: Individual: Whore the holing is in one name, the proxy form must be signed by the shareholder or the sharghoor’s attornay. Joint holding: Where the holding is in more than one name, ell of the shareholders should sign. Power of Attorney: To sign under Power of Attomey, you must have already lodgad the Power of Attorney wth the Share Registrer for notation. If you have not previously lodged this document for notstion, plesse attach a certifed photocopy of the Power of Attomey to this proxy form when you retum it. Companies: Where the compeny has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. I’ the company fin accordance with section 204A of the Corporalions Act 2001) does not have a Company Secretary, a Sole Direclor can sign alone. Ofherwise this proxy form must be signed by a Director jeindly with either another Director or a Company Secretary. Plasse indicate the office helli by signing in the appropriate place. If a representative of a company shareholder or a company proxy is to attend the Meeing the appropriabe “Appointment of Corporale Represenlaive Form” should be given to the Share Registrar prior to the Meoting (urless it has previously been given to the Shame Registrar), This form may be obtained from tho Share Registrar. Lodging your proxy form electronically Go to httpa://www.hhp.com/agm or investorvod.com.au then follow the instructions, You can also go direcfly to investorvod.com, au by scanning the CR Code below with your smartphone. To acosss these services you wil require the Control Number, Securtyhdkter Reference Number (SRN) or Hoder Identfication Number (HIN), and postoode assoclated with your sharehoing. Attending meeting after proxy appointment It you appoint a proxy and also atiend the AGM, your proxy wil not be revoked, unless you vote on a resolution (in which case your proxy wll be revoked for that resolufioni. Any questions? Il you have any quessons on how lo complete this proxy lorm, please call: 1300 656 780 (wiin Austrslia), +61 3 9415 4020 (outside Australia). Documents may be lodged: VIA THE INTERNET bhp.com/agm or inveslorvote.comau {refer to Lodging your proxy form cloctronically above) Control Number: 188868 BHP BY SMARTPHONE Scan QR Code BY MAIL OR FAX Computershare Investor Servicos Pty Limited GPO Box 782 Melboume Victoria 3001 Austrella Within Australia 1800 783 447 Outside Australia +61 3 9473 2555 oC Share Registrar IN PERSON Share Registrar Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford Meloure Victoris 3067 Australia +

Registered Shareholder Name and Address: SRN/HIN: × the Chair of the Meeling mark box wth an X) OR Please mark wihin the boa) to indicate your diractions For For For For For For Ampiost Astain For For Fo Against For For Sharehoder 2 Shareholder 3 Director/Company Secretary Contsct Daydime Telephone Director —— Date + BHP Appointment of Proxy WWe baing a membeni’s of BHP Group Limed and entiled to attend and vobe horaby appoint Wile here the name of the person (or body corporale) you are appointing if this person is someone ather than the Chair of tho Maeting. or faling atendance at the Meeang of the person or body corporate named above, or if no parson is named, the Chair of the Moeting, to act generally at the Mesting on mybur behelf and to wote in ascordence with the directions on this promy form or, if no directions have been given and to tha extent permitled by law, as he or she sees ft, at the Annud Goneral Mosting of BHP Group Limited to be held al Sydney Showground, Exhibition Hall 6, 1 Showground Road, Sydnay Olympic Park, New South Walos on Thursday 22 October 2025 at 10:00am (Sydney time) and at any adjoumment or poetponement therecL INPORTANT NOTE: Except as etherwise specified, the Chair of the Mesting intends to vote available proxies in aceordance with the Board’s recommendatien, I’ the Chair of the Mesting is your procy for becomes your proxy by default), by signing and retuming this form you expressly authorise the Chair of the Meeting to exercise your proxy on Ilems 13 and 14 even though those lems are connectad with the remunaration of a member ef key managament personmel I’ you appoint the Chair of the Meeting as your prory, you can direct the Chair to vole for or against or abetain from voting on lams 13, 14 and 15 by marking the appropriate box bdlow. The Chair of the Meeling wil not be able to woto undirocled presies on lam 15, even i the procy appointment expresslly authorises the Chair of the Meeling to eoarciss the proy on that lem, Please Note: If the Chair of the Meeing is appointed as your proxy (or becomes your proxy by defaul), the Chair of the Meeing intends to vole avalible praxies in the manner set out beside each reselution, This nefects the Board’s recemmandation, However, the Chair of the Mesting wI not be vodng undiracted prodes on Bem 15. Voting directions to your proxy 2 To elect Brandon Craig as a Director of BHP Group Limited 3 To dlect Mark Vassella as a Director of BHP Group Limited 4 To re-elect Xiaoqun Clever-Steg as a Director of BHP Group Limited 6 To re-elect Gary Goldberg as a Director of BHP Group Limited 6 To re-elact Michelle Hinchliffe as a Director of BHP Group Limited 7 To re-dlect Don Lindsay as a Direclor of BHP Group Limiled 8 To re-elact Ross McEwan as a Director of BHP Group Limited 9 To re-slect Christine O’Relly as a Director of BHP Group Limited 10 To ro-eloct Catherine Tanna as a Director of BHP Group Limited 11 To re-elect Dion Weisler as a Director of BHP Group Limited 12 To dlect Stephen Mayne as a Director of BHP Group Limited 13 Adoption of the Remuneration Report 14 Approval of equity grants io the Chief Executive Officer 15 Renewal of approval of potental lsaving entitlements PLEASE SIGN HERE This section must be signed in accordance with the instruetions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Individual Sele Director and Sole Company Secretary Contact Name In addition to signing the proxy form in the above box[es) please provide the information above in case we need to contact yoi BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 15, 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary